Exhibit 12
Statement of Ratios
Preferred Apartment Communities, Inc.
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	Year ended December 31,
	2012	2011	2010
Earnings:
Net loss to the Company	$(614,530)	$(8,495,423)	$(766,199)
Add:
Combined fixed charges and preferred dividends (see below)	2,955,485	1,514,580	15,064
Total earnings	$2,340,955	$(6,980,843)	$(751,135)

Fixed charges:
Interest expense	$2,310,667	$1,450,101	$15,064

Amortization of deferred loan costs related to mortgage indebtedness	194,012	64,479	-
Total fixed charges	2,504,679	1,514,580	15,064

Preferred dividends	450,806	-	-

Total Combined fixed charges and preferred dividends	$2,955,485	$1,514,580	$15,064

Ratio of Earnings to Combined fixed charges and preferred dividends	(A)	(A)	(A)

(A) The computation of our ratios of earnings to combined fixed charges and preferred stock dividends indicates that earnings were inadequate to cover combined fixed charges and preferred stock dividends by approximately $615 thousand and $8.5 million for the twelve months ended December 31, 2012 and 2011, respectively. Since we commenced revenue-generating operations in April 2011, the ratio of earnings to fixed charges is not a meaningful measure for any period prior to 2011.